UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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FORM 12b-25
NOTIFICATION OF LATE FILING	SEC FILE NUMBER
CUSIP NUMBER

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2004

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

IWT Tesoro Corporation
Full Name of Registrant

Ponca Acquisition Corp.
Former Name if Applicable

191 Post Road West, Suite 10
Address of Principal Executive Office (Street and Number)

Westport, CT 06880
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule
12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Annual Report on Form 10-K for the year ended December 31, 2004 of IWT Tesoro Corporation (the “Company”) cannot be timely filed within the prescribed time period without unreasonable effort and expense due to unforeseen delays.  As part of preparing its Annual Report for the Form 10-K, the Company’s management concluded it should restate its previously issued financial statements for the fiscal year ended December 31, 2002, each of the three fiscal quarters ended March 31, 2003, June 30, 2003 and September 30, 2003, the fiscal year ended December 31, 2003 and each of the three fiscal quarters ended March 31, 2004, June 30, 2004 and September 30, 2004.  These restatements are the result of the Company incorrectly accounting for promotional merchandise, the recognition of certain sales related expenses on an accrual basis and the method used for estimating allowances for product returns.  In order to properly present the Company’s financial statements, it needs the additional time.  Additionally, it is the Company’s intention to file the restatements prior to filing its 10-K and is working diligently to do so.  This Notification of Late Filing is being submitted to preserve the timeliness of the filing of the Quarterly Report on Form 10-K.

SEC 1344 (07-03)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Henry J. Boucher, Jr.	203	221-2770
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes			☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes			☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

IWT Tesoro Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 29, 2005	By	/s/ Henry J. Boucher, Jr.

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).